May 2, 2002

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Eline Entertainment Group, Inc.

Form RW - Application for Withdrawal

Dear SEC:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Providential Holdings, Inc., a Nevada corporation (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-8, File No. 333-87324, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on May 1, 2002.

The Registration Statement was initially filed in order to comply with contractual requirements extended to certain employees and consultants of the company with respect to their restricted securities received in exchange for services provided to the company. However, because the Registrant mistakenly believed it had consent from the auditor’s certifying the fiscal year 2000 financial statements, and the information initially contained within the Registration Statement, citing the earlier audit, is not currently accurate, and the Registrant is withdrawing its Registration Statement.

The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Statement. Should you have any questions regarding this matter, please do not hesitate to contact Dieterich & Associates, legal counsel to the Registrant, at (310) 312-6888, or the undersigned at (602) 361-1089.

Sincerely,

ELINE ENTERTAINMENT GROUP, INC.

/s/ Tom Gaffney

 Tom Gaffney

Chairman of Board of Directors